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Exhibit 8.1

Opinion of KPMG LLP
Regarding Certain Tax Aspects of the Merger

December 17, 2002

Glen E. Roney
Chairman of the Board and Chief Executive Officer
Texas Regional Bancshares, Inc.
3900 North 10th Street
McAllen, Texas 78501

Re: Texas Regional Bancshares, Inc.: Acquisition of
Corpus Christi Bancshares, Inc.

Dear Mr. Roney:

        You have requested the opinion of KPMG LLP ("KPMG") as to certain Federal income tax consequences to Texas Regional Bancshares, Inc., Texas Regional Delaware, Inc., Texas State Bank, Corpus Christi Bancshares, Inc and its shareholders, CCB Nevada, Inc. and The First State Bank of Bishop with respect to the proposed transaction described below. Our opinion is based solely upon information provided to us in an "Agreement and Plan of Reorganization" ("the Agreement") dated October 10, 2002, and information and representations provided to us as set forth in the sections of this letter entitled "FACTS," "TRANSACTION" and "REPRESENTATIONS" with respect to the three mergers described below.

FACTS

        Texas Regional Bancshares, Inc. ("Texas Regional") is a Texas corporation that acts as a bank holding company. The stock of Texas Regional is publicly traded. Texas Regional is the common parent of an affiliated group of corporations that file a consolidated Federal income tax return. The authorized capital of Texas Regional consists of 50,000,000 shares of Class A voting common, $1.00 par value, of which 26,638,153 are issued and outstanding. Texas Regional also has authorized 10,000,000 shares of preferred stock, $1.00 par value, none of which are outstanding.

        Texas Regional Delaware, Inc. ("TRD") is a wholly owned Delaware subsidiary of Texas Regional that acts as a holding company. The authorized capital of TRD consists of 5,000 shares of common stock, 3,000 of which are issued and outstanding.

        Texas State Bank is a Texas state banking association and a wholly owned subsidiary of TRD. The authorized capital of Texas State Bank consists of 20 million shares of common stock, 10,055,000 of which are issued and outstanding.

        Corpus Christi Bancshares, Inc. ("Corpus Christi Bancshares") is a closely held Texas corporation that acts as a bank holding company. The authorized capital of Corpus Christi Bancshares consists of 2,000,0000 shares of $1.00 par value common stock, of which 208,684 shares are issued and outstanding. Of the outstanding shares, Texas Regional owns 67,174 shares. The remaining 141,510 shares are held by parties unrelated to Texas Regional.

        CCB Nevada, Inc. ("CCB Nevada") is a wholly owned Nevada subsidiary of Corpus Christi Bancshares that acts as a holding company. The authorized capital of CCB Nevada consists of 10,000 shares of $1.00 par value common stock, all of which are issued and outstanding. The only business of CCB Nevada is its ownership of The First State Bank of Bishop.

        The First State Bank of Bishop ("First State Bank") is a Texas state banking association engaged in the commercial banking business in Bishop and Corpus Christi, Texas. First State Bank is a wholly owned subsidiary of CCB Nevada. The authorized capital of First State Bank consists of 50,000 shares of $5.00 par value common stock, all of which are issued and outstanding.

        The respective managements of Texas Regional and Corpus Christi Bancshares believe that a combination of their respective holding companies and underlying banking businesses will enable both companies to grow and operate more efficiently in the future. Specifically, the combination of Texas Regional and Corpus Christi Bancshares will permit First State Bank to expand its service offerings and make larger loans than currently permitted and it will give Texas Regional a presence in Bishop and Corpus Christi.

        In July 2002, Texas State Bank acquired an aggregate of 67,174 shares (approximately 32%) of Corpus Christi Bancshares common stock in full or partial satisfaction of loans made by Texas State Bank. In August 2002, Texas State Bank transferred the shares to Texas Regional. These shares, which will be held by Texas Regional at the closing of the Corpus Christi Bancshares transaction, will be cancelled upon consummation of the transaction without additional consideration.

TRANSACTION

        In order to accomplish the aforementioned goals, the following transaction ("the Transaction") has been proposed:

  (1)
  Corpus Christi Bancshares will merge with and into TRD with TRD surviving pursuant to the applicable corporate laws of the states of Delaware and Texas. As a result of the merger, the shares of Corpus Christi Bancshares common stock (other than those held by any shareholder validly exercising dissenters' rights of appraisal) shall be automatically converted into the right to receive shares of Texas Regional voting common stock ("Texas Regional Common Stock"). Each Corpus Christi Bancshares shareholder (other than Texas Regional) will receive 0.2625 shares of Texas Regional Common Stock for each share of Corpus Christi Bancshares outstanding, subject to certain adjustments, less any shares that would otherwise be distributed to those shareholders who exercise dissenters' rights of appraisal. An aggregate amount of approximately 37,146 shares, unless adjusted, of Texas Regional Common Stock shall be distributed to Corpus Christi Bancshares shareholders, less any shares that would otherwise have been distributed to dissenting shareholders. Texas Regional may decrease the number of shares issued in the merger if Corpus Christi Bancshares' net worth, after certain adjustments, is less than $2,600,000, subject to certain adjustments. No fractional shares of Texas Regional will be issued in the Transaction and cash in lieu thereof will be paid by Texas Regional to Corpus Christi Bancshares shareholders. Amounts payable in respect to shareholders exercising dissenters' rights of appraisal shall be payable by TRD, but in no event will the rights of dissenters be satisfied with stock of TRD or any instrument that is convertible into stock of TRD. The merger is conditioned on holders of not more than five percent of the issued and outstanding shares of Corpus Christi Bancshares common stock exercising their dissenters' rights. Upon consummation of the merger, the shares of Corpus Christi Bancshares held by Texas Regional shall be cancelled by operation of state law.

  (2)
  Simultaneously with the merger of Corpus Christi Bancshares into TRD, CCB Nevada will merge with and into TRD, with TRD surviving, pursuant to the applicable corporate laws of the states of Nevada and Delaware. TRD will issue solely shares of its stock in exchange for CCB Nevada.

  (3)
  After the mergers of Corpus Christi Bancshares and CCB Nevada with and into TRD, First State Bank will merge with and into Texas State Bank, with Texas State Bank surviving, pursuant to the applicable corporate laws of the state of Texas. Texas State Bank will issue solely shares of its stock in exchange for First State Bank. These shares will remain outstanding after the merger.

REPRESENTATIONS

        In connection with the Transaction, the following representations have been made:

  (a)
  The fair market value of the Texas Regional Common Stock to be received by the Corpus Christi Bancshares shareholders (other than Texas Regional) will be approximately equal to the fair market value of the Corpus Christi Bancshares common stock to be surrendered in exchange therefor.

  (b)
  The fair market value of the TRD common stock that Corpus Christi Bancshares will receive will be approximately equal to the fair market value of the CCB Nevada common stock to be surrendered in exchange therefor.

  (c)
  The fair market value of the Texas State Bank common stock that TRD will receive will be approximately equal to the fair market value of the First State Bank common stock to be surrendered in exchange therefor.

  (d)
  Neither Texas Regional nor a related person (as defined in Treas. Reg. §1.368-1(e)(3)) has any plan or intention to acquire, during the five-year period beginning on the date of the Transaction, with consideration other than Texas Regional stock, Texas Regional stock issued in the Transaction, either directly or through any transaction, agreement, or arrangement with any other person, except for cash distributed to Corpus Christi Bancshares' shareholders in lieu of fractional shares.(1)

  (e)
  During the five-year period ending on the date of the transaction: (i) neither Corpus Christi Bancshares, CCB Nevada, First State Bank, nor any person related (as defined in Treas. Reg. §1.368-1(e)(3)) to any of these three corporations will have acquired the stock of Texas Regional, TRD, or Texas State Bank with consideration other than stock of the corporation so acquired; (ii) neither Texas Regional, TRD, Texas State Bank, nor any person related (as defined in Treas. Reg. §1.368-1(e)(3)) to these three corporations will have acquired Corpus Christi Bancshares stock, CCB Nevada stock, or First State Bank stock other than the Corpus Christi Bancshares stock described above; and, (iii) no distributions will have been made with respect to Corpus Christi Bancshares stock, CCB Nevada stock, or First State Bank stock (other than normal, regular dividend distributions made pursuant to Corpus Christi Bancshares', CCB Nevada's or First State Bank's historical dividend paying practice), either directly or through any transaction agreement or arrangement with any other person except for cash paid to dissenters.

  (f)
  TRD will acquire at least 90 percent of the fair market value of the net assets and at least 70 percent of the fair market value of the gross assets held by Corpus Christi Bancshares immediately prior to the transaction. For purposes of this representation, amounts paid by Corpus Christi Bancshares to shareholders who receive cash or other property, assets of Corpus Christi Bancshares used to pay its reorganization expenses, and all redemptions and distributions (except for regular, normal dividends) made by Corpus Christi Bancshares immediately preceding the transaction will be included as assets of Corpus Christi Bancshares immediately prior to the transaction.

  (g)
  Prior to the Transaction, Texas Regional will be in control of TRD within the meaning of §368(c).

  (h)
  Following the Transaction, TRD will not issue additional shares of its stock that would result in Texas Regional losing control of TRD within the meaning of §368(c).

  (i)
  At the time of the Transaction, TRD will not have outstanding any warrants, options, convertible securities, or any other type of right pursuant to which any person could acquire stock in TRD that, if exercised or converted, would affect Texas Regional's retention of control of TRD.

(1)
All references to "Section" or "§" are to the Internal Revenue Code of 1986, as amended as of the date of this letter, unless otherwise noted, and all references to "Treas. Reg. §" are to the Treasury regulations promulgated thereunder.

  (j)
  The merger of Corpus Christi Bancshares into TRD will qualify as a statutory merger under the applicable corporate laws of the states of Delaware and Texas, the merger of CCB Nevada into TRD will qualify as a statutory merger under the applicable corporate laws of the states of Nevada and Delaware, and the merger of First State Bank into Texas State Bank will qualify as a statutory merger under the applicable corporate laws of the state of Texas.

  (k)
  Texas Regional, TRD, and Texas State Bank have no plan or intention to sell or otherwise dispose of any of the assets to be received from Corpus Christi Bancshares, CCB Nevada, or First State Bank, respectively, except for dispositions made in the ordinary course of business.

  (l)
  The current business of Corpus Christi Bancshares, CCB Nevada, and First State Bank is, in each instance, the historical business of such corporation. Following the Transaction, TRD will continue to conduct the historical business of Corpus Christi Bancshares and CCB Nevada, and Texas State Bank will either continue the historical business of First State Bank or will use a significant portion of First State Bank's historical business assets in a business.

  (m)
  The liabilities of Corpus Christi Bancshares and CCB Nevada to be assumed by TRD (within the meaning of §357(d)) and the liabilities of First State Bank to be assumed by Texas State Bank (within the meaning of §357(d)) were, in each instance, incurred by the transferor in the ordinary course of business.

  (n)
  There is no intercorporate indebtedness existing between Corpus Christi Bancshares or its subsidiaries and Texas Regional or its subsidiaries that will be issued, acquired, or settled at a discount in the Transaction.

  (o)
  All corporate parties to the Transaction, and all shareholders of Corpus Christi Bancshares will pay their own expenses, if any, incurred in or arising out of the Transaction.

  (p)
  No party to the Transaction is an "investment company" as defined in §§368(a)(2)(F)(iii) and (iv).

  (q)
  The fair market value and the adjusted basis of the assets of Corpus Christi Bancshares to be transferred to TRD will exceed the sum of liabilities to be assumed by TRD plus the amount of liabilities to which the assets to be transferred are subject.

  (r)
  The fair market value and the adjusted basis of the assets of CCB Nevada to be transferred to TRD will exceed the sum of liabilities to be assumed by TRD plus the amount of liabilities to which the assets to be transferred are subject.

  (s)
  The fair market value and adjusted basis of the assets of First State Bank to be transferred to Texas State Bank will exceed the sum of liabilities to be assumed by Texas State Bank plus the amount of liabilities to which the assets to be transferred are subject.

  (t)
  The payment of cash in lieu of fractional shares of Texas Regional Common Stock is solely for the purpose of avoiding the expense and inconvenience to Texas Regional of issuing fractional shares and does not represent separately bargained for consideration. The total cash consideration that will be paid in the transaction to the Corpus Christi Bancshares shareholders instead of issuing fractional shares of Texas Regional Common Stock will not exceed one percent of the total consideration that will be given in the transaction to the Corpus Christi Bancshares shareholders in exchange for their shares of Corpus Christi Bancshares common stock. The fractional share interests of each Corpus Christi Bancshares shareholder will be aggregated, and no Corpus Christi Bancshares shareholder will receive cash in an amount equal to or greater than the value of one full share of Texas Regional.

  (u)
  Texas Regional has no plan or intention to liquidate TRD; to merge TRD with and into another corporation; to sell or otherwise dispose of the stock of TRD; or to cause TRD to sell or otherwise dispose of any of the assets of Corpus Christi Bancshares or CCB Nevada, except for dispositions made in the ordinary course of business or transfers described in §368(a)(2)(C).

  (v)
  Texas Regional and TRD have no plan or intention to liquidate Texas State Bank; to merge Texas State Bank with and into another corporation; to sell or otherwise dispose of the stock of Texas State Bank; or to cause Texas State Bank to sell or otherwise dispose of any of the assets of First State Bank, except for dispositions made in the ordinary course of business or transfers described in §368(a)(2)(C).

  (w)
  Compensation to be paid to shareholder-employees of Corpus Christi Bancshares after the proposed transaction will be for services actually rendered and will be commensurate with amounts paid to third parties bargaining at arm's length for similar services. No part of such compensation will be in consideration for their Corpus Christi Bancshares stock.

  (x)
  None of the mergers occurring in the Transaction are part of a plan (or series of related transactions) within the meaning of §355(e) that includes a distribution (by Texas Regional or its subsidiaries and/or by Corpus Christi Bancshares or its subsidiaries) to which §355 applies.

  (y)
  No party to the Transaction is under the jurisdiction of a court in a Title 11 or similar case within the meaning of §368(a)(3)(A).

  (z)
  Neither Corpus Christi Bancshares nor CCB Nevada has an excess loss account, as defined by Treas. Reg. §1.1502-19, associated with their stock in CCB Nevada or First State Bank, respectively.

  (aa)
  The Transaction will not trigger, under the rules of Treas. Reg. §1.1502-13 (or former Treas. Reg. §§1.1502-13 and -14), the taking into account of any deferred intercompany item of Corpus Christi Bancshares, CCB Nevada, or First State Bank.

ISSUE

        Whether (i) the proposed merger of Corpus Christi Bancshares with and into TRD, (ii) the proposed merger of CCB Nevada with and into TRD and (iii) the proposed merger of First State Bank with and into Texas State Bank will each qualify as a reorganization within the meaning of §368(a)(1) and, if so, what are the Federal income tax consequences to Texas Regional, TRD, Texas State Bank, Corpus Christi Bancshares, CCB Nevada, First State Bank and the shareholders of Corpus Christi Bancshares.

OPINIONS

        Based on the information set forth in the sections of this letter entitled "FACTS," "TRANSACTION" and "REPRESENTATIONS," and on the information provided to us in the Agreement, it is our view that the Federal income tax consequences of the proposed transaction to certain parties are as follows:

  (1)
  Provided that the merger of Corpus Christi Bancshares with and into TRD qualifies as a statutory merger under the applicable corporate laws of the states of Delaware and Texas, such merger involving the acquisition by TRD of substantially all of the assets of Corpus Christi Bancshares in exchange for Texas Regional Common Stock and the assumption by TRD of the liabilities of Corpus Christi Bancshares will constitute a reorganization within the meaning of §368(a)(1)(A) by reason of §368(a)(2)(D). For this purpose, "substantially all" means at least ninety percent of the fair market value of the net assets and at least seventy percent of the fair market value of the gross assets of Corpus Christi Bancshares. Texas Regional, TRD and Corpus Christi Bancshares will each be a "party to a reorganization" within the meaning of §368(b).

  (2)
  No gain or loss will be recognized by Corpus Christi Bancshares upon the transfer of substantially all of its assets to TRD in exchange for Texas Regional Common Stock and the assumption by TRD of all the liabilities of Corpus Christi Bancshares. Also, Corpus Christi Bancshares will recognize no gain or loss on the distribution of the Texas Regional Common Stock to its shareholders. (§§361 and 357(a)).

  (3)
  No gain or loss will be recognized by either Texas Regional or TRD upon the acquisition by TRD of substantially all of the assets of Corpus Christi Bancshares in exchange for Texas Regional Common Stock and the assumption by TRD of the liabilities of Corpus Christi Bancshares. (Treas. Reg. §1.1032-2 and Rev. Rul. 57-278, 1957-1 C.B. 124).

  (4)
  Except for the receipt of cash in lieu of fractional shares, no gain or loss will be recognized by the shareholders of Corpus Christi Bancshares upon the receipt of Texas Regional Common Stock solely in exchange for shares of Corpus Christi Bancshares common stock. (§354(a)(1)).

  (5)
  The basis of the Texas Regional Common Stock to be received by the shareholders of Corpus Christi Bancshares (including any fractional shares interest to which they may be entitled) will be the same as the basis of the Corpus Christi Bancshares common stock surrendered in exchange therefor. (§358(a)(1)).

  (6)
  The payment of cash to Corpus Christi Bancshares shareholders in lieu of fractional shares of Texas Regional Common Stock will be treated for federal income tax purposes as if the fractional shares were distributed as part of the exchange and then were redeemed by Texas Regional. The cash payments will be treated as having been received as distributions in full payment in exchange for the stock redeemed as provided in §302(a). (Rev. Rul. 66-365, 1966-2 C.B. 116, and Rev. Proc. 77-41, 1977-2 C.B. 574). As provided in §1001, gain or loss will be realized and recognized to such shareholders measured by the difference between the redemption price and the adjusted basis of the Texas Regional Common Stock allocable to the fractional shares deemed surrendered in exchange therefor.

  (7)
  The holding period of the Texas Regional Common Stock to be received by the shareholders of Corpus Christi Bancshares (including any fractional share interests to which they may be entitled) will include the period during which the Corpus Christi Bancshares common stock surrendered in exchange therefor was held, provided that the Corpus Christi Bancshares common stock was held as a capital asset on the date of the exchange. (§1223(1)).

  (8)
  Where cash is received by a dissenting Corpus Christi Bancshares shareholder in exchange for his, her or its Corpus Christi Bancshares common stock, as described above, such cash will be treated as having been received by such shareholder as a distribution in redemption of his, her or its Corpus Christi Bancshares common stock subject to the provisions and limitations of §302.

  (9)
  Provided that the merger of CCB Nevada with and into TRD qualifies as a statutory merger under the applicable corporate laws of the states of Nevada and Delaware, such merger involving the acquisition by TRD of the assets of CCB Nevada in exchange for TRD common stock and the assumption by TRD of the liabilities of CCB Nevada will constitute a reorganization within the meaning of §368(a)(1). TRD and CCB Nevada will each be a "party to a reorganization" within the meaning of §368(b). (Rev. Rul. 68-526, 1968-2 C.B. 156.)

  (10)
  No gain or loss will be recognized by CCB Nevada upon the transfer of its assets to TRD in exchange for TRD common stock and the assumption by TRD of all of the liabilities of CCB Nevada. Also, CCB Nevada will recognize no gain or loss on the distribution of the TRD common stock to its shareholder. (§§361 and 357(a)).

  (11)
  No gain or loss will be recognized by TRD upon the acquisition by TRD of the assets of CCB Nevada in exchange for shares of TRD common stock and the assumption by TRD of the liabilities of CCB Nevada. (§1032(a)).

  (12)
  No gain or loss will be recognized by the shareholder of CCB Nevada upon the receipt of TRD common stock solely in exchange for shares of CCB Nevada stock. (§354(a)).

  (13)
  Provided that the merger of First State Bank with and into Texas State Bank qualifies as a statutory merger under the applicable corporate laws of the state of Texas, such merger involving the acquisition by Texas State Bank of the assets of First State Bank in exchange for Texas State Bank common stock and the assumption by Texas State Bank of the liabilities of

    First State Bank will constitute a reorganization within the meaning of §368(a)(1). First State Bank and Texas State Bank will each be a "party to a reorganization" within the meaning of §368(b).

  (14)
  No gain or loss will be recognized by First State Bank upon the transfer of its assets to Texas State Bank in exchange for Texas State Bank common stock and the assumption by Texas State Bank of all the liabilities of First State Bank. Also, First State Bank will recognize no gain or loss on the distribution of the Texas State Bank common stock to its shareholder. (§§361 and 357(a)).

  (15)
  No gain or loss will be recognized by Texas State Bank on the acquisition by Texas State Bank of the assets of First State Bank in exchange for shares of Texas State Bank common stock and the assumption by Texas State Bank of the liabilities of First State Bank. (§1032(a)).

  (16)
  No gain or loss will be recognized by the shareholder of First State Bank upon the receipt of Texas State Bank common stock solely in exchange for shares of First State Bank stock. (§354(a)).

  (17)
  The holding period of the Texas State Bank common stock to be received by the shareholder of First State Bank will include the period during which the First State Bank stock surrendered in exchange therefor was held, provided that the First State Bank stock was held as a capital asset on the date of the exchange. (§1223(1)).

  (18)
  The basis of the assets of Corpus Christi Bancshares and CCB Nevada acquired by TRD, and the basis of the assets of First State Bank acquired by Texas State Bank will, in each instance, be the same as the basis of such assets in the hands of the transferor immediately prior to the exchange. (§362(b)).

  (19)
  The holding period of the assets of Corpus Christi Bancshares and CCB Nevada acquired by TRD, and the holding period of the assets of First State Bank acquired by Texas State Bank will, in each instance, include the period during which such assets were held by the transferor. (§1223(2)).

  (20)
  TRD will succeed to and take into account the items of Corpus Christi Bancshares and CCB Nevada described in §381(c), subject to the provisions and limitations specified in §§381, 382, 383, 384, if applicable, and the regulations thereunder, and Treas. Reg. §§1.1502-21, 1.1502-22 and 1.1502-15. Texas State Bank will succeed to and take into account such items of First State Bank subject to the provisions and limitations specified in §§381, 382, 383, 384. (Treas. Reg. §1.381(a)-1(a)).

SCOPE OF OPINION

        Our opinions in this letter are limited to those specifically set forth herein under the heading "OPINIONS." KPMG expresses no opinion with respect to any other Federal, state, local, or foreign tax or legal aspect of the transactions described herein. In addition, no opinion is expressed with respect to federal or state income tax consequences of the transfer of the Corpus Christi Bancshares stock by Texas State Bank to Texas Regional. No inference should be drawn on any matter not specifically opined on above.

        You have advised us that the information contained in this letter is an accurate and complete description of all the facts and circumstances concerning the Transaction, and we have made no independent inquiry into them. In addition, we have made certain assumptions with respect to the facts herein. Any variance or omission in the facts, the Transaction, representations or assumptions as stated in this letter may cause us to change our opinions. Other than the Agreement, we have reviewed no legal documents that are necessary to effectuate the transaction. We assume that all steps will be properly effectuated under all applicable laws, and that those legal steps are consistent with the facts, the Transaction, representations and assumptions as stated in this letter.

        In rendering our opinions, we are relying upon the relevant provisions of the internal revenue laws, including the Internal Revenue Code of 1986, as amended, the regulations thereunder, and judicial and administrative interpretations thereof all as in effect on the date of this letter. These authorities are subject to change or modification retroactively and/or prospectively and any such change could affect the validity or correctness of our opinions. We will not update our advice for subsequent changes or modifications to the law and regulations or to the judicial and administrative interpretations thereof, unless you separately engage us to do so in writing after such subsequent change or modification.

        These opinions are not binding on the Internal Revenue Service, any other tax authority, or any court, and no assurance can be given that a position contrary to that expressed herein will not be asserted by a tax authority and ultimately sustained by a court.

Very truly yours,

/s/ KPMG LLP

KPMG LLP

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  Exhibit 8.1
Opinion of KPMG LLP Regarding Certain Tax Aspects of the Merger
FACTS
TRANSACTION
REPRESENTATIONS
ISSUE
OPINIONS
SCOPE OF OPINION